e.Digital Corporation
                         13114 Evening Creek Drive South
                           San Diego, California 92128

                                February 18, 2005

VIA EDGAR & FACSIMILE
---------------------

Securities and Exchange Commission
450 Fifth Street, N.W.
Attention:  Filing Desk
Stop 1-4
Washington, D.C.  20549

         Re:      e.Digital Corporation
                  Registration No. 333-121546- Form S-2
                  ---------------------------------------

Ladies and Gentlemen:

         The above-referenced registrant, e.Digital Corporation, hereby requests acceleration of the effective date of the above-referenced Registration Statement to Friday, February 25, 2005, 1:00 p.m., Eastern Standard Time, or as soon thereafter as may be practicable.

         In making this request, e.Digital Corporation hereby acknowledges that:

o Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                   Very truly yours,

                                   e.Digital Corporation



                                   By: /s/ Atul Anandpura
                                       ---------------------------------------
                                       Atul Anandpura, Chief Executive Officer

cc:      Eduardo Aleman-Securities and Exchange Commission
         Robert Putnam
         Renee Warden